RAINCHIEF EXECUTES LETTER OF INTENT (FARM-IN) KANSAS PROSPECT

(Rainchief passes on “Glencoe” Oklahoma prospect)

For Immediate Release

For Release – September 29, 2014 – Vancouver, BC – Rainchief Energy Inc. (OTCQB: RCFEF) (the “Company”) today announced that it has entered into a Letter of Intent (“LOI”) to execute a Farm-in Agreement (“Farm-in Agreement”) with Formcap Corp. (“Formcap”), of Reno, Nevada, within ten (10) business days from the date of this announcement. The oil & gas prospect is 100% controlled by Formcap and includes 2400 acres of prospective oil and gas leases (“The Formcap Lands”) located in Cowley County, Kansas. The Lil-Bobby #1-28, a proposed 3,300’ Mississippian well is located in the NE/4 of the SE/4 of Section 28-T30S-R6E.

Under the terms of the Proposed Farm-in Agreement Rainchief shall have the right to earn a 60% working interest in 920 acres of the Formcap Lands by paying 100% of the cost to drill, complete and equip three (3) wells to target the Mississippian Formation. Upon completion of the third and final well Rainchief will also earn a 50% interest in the balance of the Formcap Lands representing 1440 acres.

Significant quantities of oil and gas have been discovered and produced in Cowley County in recent years. The prospects for oil production are excellent with multi-zone potential for both vertical and horizontal development. In addition to the Mississippian zones producing in this area others include the Layton, Lansing-Kansas City, Bartlesville, Stalnaker and the Arbuckle zones. Reservoir properties are excellent with good porosity and permeability in thicker accumulations of hydrocarbons. Total depths of approximately 4,000 feet provide drilling time of approximately seven (7) days with completed wells costing about $500,000 per vertical well.

In addition, the Company has completed its evaluation of the Glencoe prospect located in Pawnee County, Oklahoma and has elected not to proceed with the acquisition as previously announced August 13, 2014. Rainchief will focus on developing the Cowley County Leases in Kansas.

Rainchief Energy Inc. (OTCQB: RCFEF)

CORPORATE CONTACT INFORMATION:

Rainchief Energy Inc.

1090 West Georgia Street, Suite 600,

Vancouver, BC V6E 3V7

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072
www.rainchief.com

INSIDER INTEREST DISCLOSURE:

Brad Moynes, Vancouver, British Columbia, is an Officer, Director and more than 10% stock holder of both Formcap Corp and Rainchief Energy Inc. Mr. Moynes recused himself from board resolutions and the farm-in was approved by disinterested directors.